SYNLOGIC, INC.

301 Binney Street, Suite 402

Cambridge, Massachusetts 02142

July 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Synlogic, Inc.

Registration Statement on Form S-3

Filed July 23, 2021

File No. 333- 258151 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Synlogic, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, July 30, 2021, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Daniel A. Bagliebter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any questions regarding this request.

Very truly yours,

SYNLOGIC, INC.

/s/ Gregg Beloff
Gregg Beloff Interim Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew J. Gardella, Esq.

Daniel A. Bagliebter, Esq.